                                                 Filed by deCODE genetics, Inc.
               Pursuant to Rule 425 under the Securities Act of 1933 as amended
                                  Subject Company: MediChem Life Sciences, Inc.
                                                            File No.: 000-31781


On January 10, 2002, deCODE genetics, Inc. released the following information to investors.

                                     * * * *







                              DECODE GENETICS INC.
                              TRANSFORMING GENOMIC
                           INFORMATION INTO PRODUCTS
                                  JANUARY 2002

This investor presentation contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on managements' current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this release include statements about future financial and operating results and the proposed acquisition of MediChem by deCODE.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that MediChem's business will not be integrated successfully with that of deCODE, costs related to the merger, failure of the shareholders to approve the merger, risks relating to technology and product development, market acceptance, government regulation and regulatory approval processes, intellectual property rights and litigation, dependence on strategic partners, ability to obtain financing, competitive products and other risks identified in deCODE and MediChem's filings with the Securities and Exchange Commission. deCODE and MediChem are under no obligation to (and expressly disclaim any such obligation to) update or alter these forward-looking statements whether as a result of new information, future events or otherwise.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER TRANSACTION REFERENCED IN THE FOREGOING INFORMATION, WHEN IT BECOMES AVAILABLE. The proxy statement/prospectus will be filed with the Securities and Exchange Commission by deCODE and MediChem as soon as practicable. When filed, copies of the proxy statement/prospectus (and other documents filed by deCODE and MediChem) may be obtained free of charge at the Commission's website at www.sec.gov. THE DEFINITIVE PROXY STATEMENT/PROSPECTUS SHOULD BE READ CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

IN ADDITION TO THE PROXY STATEMENT/PROSPECTUS, BOTH DECODE AND MEDICHEM FILE ANNUAL, QUARTERLY AND SPECIAL REPORTS, PROXY STATEMENTS, REGISTRATION STATEMENTS AND OTHER INFORMATION WITH THE SECURITIES AND EXCHANGE COMMISSION. YOU MAY READ AND COPY ANY REPORTS, STATEMENTS OR OTHER INFORMATION FILED BY DECODE OR MEDICHEM AT THE SEC PUBLIC REFERENCE ROOMS AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549 OR AT ANY OF THE SEC'S OTHER PUBLIC REFERENCE ROOMS IN NEW YORK, NEW YORK AND CHICAGO, ILLINOIS. PLEASE CALL THE SEC AT 1-800-SEC-0330 FOR FURTHER INFORMATION ON THE PUBLIC REFERENCE ROOMS. DECODE'S AND MEDICHEM'S FILINGS WITH THE SEC ARE ALSO AVAILABLE TO THE PUBLIC FROM COMMERCIAL DOCUMENT-RETRIEVAL SERVICES AND AT THE WEB SITE MAINTAINED BY THE SEC AT HTTP://WWW.SEC.GOV.

                                deCODE's Profile

-    Founded 1996

-    Public since July 2000

-    600 employees

-    Rapidly expanding capabilities

     o    Target identification and validation

     o    Screening

     o    Chemistry

     o    Preclinical and clinical development


-    Emerging pipeline of products

     o    Therapeutic products

     o    Diagnostic products

     o    Bioinformatic products

                              RECENT DEVELOPMENTS


-    Acquisition of MediChem Life Sciences, Inc.

-    Identification of 350+ Novel Targets

-    Progress in a large number of disease projects including

     o    Rheumatoid Arthritis

     o    Parkinson's

     o    Obesity

     o    Anxiety

                           UNIQUE DISCOVERY PLATFORM


     -    Extensive and complete genealogical records

     -    Extensive medical records                       The Icelandic
                                                          population is
     -    Extensive molecular data                            ideal
                                                         [MAP OF ICELAND]

                               DECODE'S BUSINESS
                         MULTIPLE PRODUCT OPPORTUNITIES


                   PROPRIETARY GENOMIC INFORMATION AND TOOLS


Therapeutic                         Diagnostic                   Bioinformatic
Products                            Products                     Products

o    Proprietary drugs              o    Pharmacogenomics         o  CGM
o    Drug development
     partnerships                   o    Diagnostic alliance      o  Informatic
                                                                     tools

                            DECODE'S DRUG DISCOVERY
                                    PLATFORM

CANDIDATE     TARGET       TARGET         3-D       ASSAY    COMBINATORIAL
  GENE       IDENTIFI-   VALIDATION    STRUCTURAL  DEVELOP-  COMPUTATIONAL
ISOLATION     CATION                   DETERMIN-     MENT      CHEMISTRY
                                         ATION


 MEDICINAL   PRECLINICAL  CLINICAL
 CHEMISTRY     DEVELOP-   DEVELOP-
                MENT        MENT



DECODE'S CORE STRENGTHS

o    PLATFORM BASED ON WORKING WITH THE ICELANDIC POPULATION

o    ABILITY TO IDENTIFY GENES AND TARGETS

DECODE'S DOWNSTREAM STRENGTHS

o    VALIDATION OF TARGETS

o    HTS AND ANIMAL STUDIES

o    MEDICHEM LIFE SCIENCES TO BUILD CHEMISTRY AND STRUCTURAL BIOLOGY

o    ENCODE - CLINICAL TRIALS SUBSIDIARY

                    EXTENSIVE WORK IN MULTIPLE DISEASE AREAS

SIGNIFICANT LOCUS / CANDIDATE GENE
            IDENTIFIED                                OTHER DISEASES
------------------------------------            --------------------------------
       Alzheimer's disease                                Autism
 Age-related macular degeneration                    Bipolar disorder
             Anxiety                                 Cancer (multiple)
              Asthma                                    Endometriosis
   Chronic Obstructive Pulmonary                Familial combined hyperlipidemia
         Essential tremor                           Inflammatory bowel disease
          Hypertension                                     Migraine
      Myocardial infarction                           Multiple sclerosis
   Non-insulin dependent diabetes                           Myopia
             Obesity                                         Pain
         Osteoarthritis                                   Sleep apnea
          Osteoporosis
        Parkinson's disease                              [DNA LOGO]
Peripheral artery occlusive disorder
          Pre-eclampsia
            Psoriasis
        Rheumatoid arthritis
         Schizophrenia
             Stroke

                               DECODE'S PLATFORM
                              ACCELERATES DISCOVERY

Example:  Schizophrenia

[PIPE GRAPHIC]

Linkage        Locus          Candidate      Target         Assay          Screening      Preclinical    Clinical
analysis       identified     gene           identified     completed                     candidates     trials
                              isolated

[ARROW GRAPHIC]                             3 YEARS

From collecting patients to high-throughput screening of genetically validated target in 3 years

                           DECODE'S TARGET PORTFOLIO

THERAPEUTIC AREA                                       CLASSES OF TARGETS
----------------                              ----------------------------------
CNS

o   Schizophrenia

o   Anxiety                                    Kinase, phosphatase, ion channels
                                                  GPCR, protease, transporter
o   Parkinson's

o   Alzheimer's

METABOLIC

o   Diabetes

o   Obesity                                            Kinase, phosphatase,
                                                        GPCR, transporter
o   Osteoporosis



CARDIOVASCULAR

o   Stroke

o   Chronic arterial disease                            Kinase, PDE, GPCR

o   PAOD



INFLAMMATION

o   Osteoarthritis

o   RA                                                  PDE, phosphatase

o   Asthma

                             STRATEGIC RATIONALE FOR
                              MEDICHEM ACQUISITION

         DECODE                                  MEDICHEM
         - Genetics and genomics                 - Structural biology

         - Proprietary targets                   - Chemistry expertise

         - Unique population focus

                         ENHANCED PRODUCT OPPORTUNITIES

                    - Proprietary small molecule therapeutic

                    - Higher value discovery partnerships

                             MEDICHEM - HIGHLIGHTS

-        KEY TECHNOLOGIES

         -        CHEMISTRY (COMBINATORIAL, COMPUTATIONAL, MEDICINAL)

         -        STRUCTURAL PROTEOMICS

         -        LEAD DISCOVERY AND OPTIMIZATION


-        120 SCIENTISTS IN A STATE-OF-THE-ART FACILITY


                     EXTENSIVE CLIENT BASE OF PHARMACEUTICAL
                           AND BIOTECHNOLOGY COMPANIES

                                DECODE'S BUSINESS
                         MULTIPLE PRODUCT OPPORTUNITIES

                   PROPRIETARY GENOMIC INFORMATION AND TOOLS

Therapeutic                             Diagnostic                    Bioinformatic
Products                                Products                      Products
- Proprietary drugs                     - Pharmacogenomics            - CGM
- Drug development partnerships         - Diagnostic alliance         - Informatic tools

                         DECODE'S PLATFORM IS LEVERAGED
                                 FOR DIAGNOSTICS

50 Disease Projects
-------------------
     Schizophrenia                           -  UTILIZE DATA COLLECTED IN
     Psoriasis                                  50 DISEASES
     Parkinson's
     Obesity                                 -  FOCUS ON DIAGNOSTIC MARKERS
     Diabetes
     Cancer                                  -  DNA BASED DIAGNOSTIC
       .                                        PRODUCTS IN 2-3 YEARS
       .
       .
     Asthma
     RA

                             DECODE'S PLATFORM DATA

                       USED TO MAP DRUG RESPONSE IN ASTHMA

                                [RESPONSE CHART]

RESPONDERS

NON-RESPONDERS

                               DATAMINING TO FIND
                         RESPONDERS AND NON-RESPONDERS


                             12,600 genes measured

                        8,000 expressed in tissue/cells

                          400 differentially expressed

                  400 genes are screened (profile/KineticPCR)

                    20-30 genes correlate with drug response

                           ROCHE DIAGNOSTICS ALLIANCE


[ROCHE DIAGNOSTICS LOGO]                               [DECODE GENETICS LOGO]
GLOBAL LEADER IN                                       APPLICATION OF POPULATION
MOLECULAR DIAGNOSTICS                                  GENOMICS RESOURCES AND
                                                       BIOINFORMATICS EXPERTISE

                              DIAGNOSTIC PRODUCTS

                          THE ALLIANCE WITH AFFYMETRIX

Disease areas
-------------
    High-cholesterol          -  Development of DNA-based tests to predict
    Depression                   the drug response of individual patients
    Asthma
    Hypertension              -  Focus on gene expression analysis to
    Breast cancer                understand response to drugs
    Schizophrenia
    Migraine
       .
       .                      -  Revenue sharing from sales of tests
       .                         developed under collaboration

                                DECODE'S BUSINESS
                         MULTIPLE PRODUCT OPPORTUNITIES

                    PROPRIETARY GENOMIC INFORMATION AND TOOLS


Therapeutic                             Diagnostic                    Bioinformatic
Products                                Products                      Products
- Proprietary drugs                     - Pharmacogenomics            - CGM
- Drug development partnerships         - Diagnostic alliance         - Informatic tools

                                    deCODE's
                            Clinical Genome Miner(TM)



SEQUENCE ANALYSIS          [GRAPHIC SCREENSHOT OF CGM]         DISEASE TO GENE

2M SNPS                                                        GENE TO DISEASE

FULL MERGING
WITH EXTERNAL DATA

                         THE COLLABORATION WITH APPLERA

APPLERA                                 DECODE
Applied Biosystems'   -------------->   Bioinformatic tools for
market-leading        <--------------   genotypic analysis
instruments

Instruments and       <--------------   Genotyping software
laboratory management                   suite
software

-        deCODE is entitled to receive revenues over 3 years

                 MAJOR COLLABORATIONS ACROSS THE BUSINESS MODEL



                  [ROCHE LOGO]                     [APPLERA LOGO]

                              [deCODE GENETICS LOGO]

                  [AFFYMETRIX LOGO]                [GENMAB LOGO]

                              DECODE'S PRODUCT LINE
                                EXPANDS OVER TIME

                                               UNIQUE DISCOVERY PLATFORM
                                          ------------------------------------

                                            -        CLONING OF DISEASE GENES

                                            -        VALIDATION OF TARGETS
        [GROWTH GRAPHIC]
                                            -        HIGH-THROUGHPUT SCREENING
THERAPEUTIC PRODUCTS
DIAGNOSTIC PRODUCTS                         -        STRUCTURAL BIOLOGY
BIOINFORMATIC PRODUCTS, E.G. CGM
COLLABORATIVE FUNDING                       -        CHEMISTRY

                                            -        CLINICAL TRIALS (PHARMACO-
                                                     GENOMICS)